UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ProtoKinetix, Incorporated

(Name of Issuer)

Common Stock, $0.0000053 par value per share

(Title of Class Securities)

743722100

(CUSIP NUMBER)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743722100

1.	NAMES OF REPORTING PERSONS Alexandra Blake Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,700,776
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 27,700,776
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,700,776
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1 Consists of 27,700,776 shares of common stock owned by Ms. Smith directly.

Explanatory Note

This Amendment No. 1 to Schedule 13G, dated March 21, 2022 (this “Amendment No. 1”), is being filed by the undersigned to amend the Schedule 13G originally filed on August 13, 2020. This Amendment No. 1 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated (“ProtoKinetix”). This Amendment No. 1 is being filed by Ms. Smith to report an increase in her beneficial ownership of common stock due to the acquisition of additional common stock of ProtoKinetix in the open market that was inadvertently excluded from the Original 13G. Except as set forth herein, the Original 13G is unmodified.

Item 1

(a) Name of Issuer:	ProtoKinetix, Incorporated
(b) Address if Principal Executive Offices:	412 Mulberry Street Marietta, OH 45750

Item 2

(a) Name of Person Filing:	Alexandra Blake Smith
(b) Address of Principal Business Office:	1413 Peachtree Road Dayton Beach, FL 32114
(c) Citizenship:	USA
(d) Title of Class of Securities	Common Stock, $0.0000053 par value per share
(e) CUSIP Number:	743722100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4. Ownership

(a)	Amount beneficially owned: 27,700,776

(b)	Percent of class: 9.2%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 27,700,776

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 27,700,776

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alexandra Blake Smith
Alexandra Blake Smith
Date: March 21, 2022